Exhibit 3.1

CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS

OF

SERIES B PREFERRED STOCK OF

VUZIX CORPORATION

Vuzix Corporation (the “Corporation”), a corporation organized and existing under the laws of Delaware, does hereby certify that, pursuant to authority conferred upon the Board of Directors of the Corporation by the Certificate of Incorporation of the Corporation, it has adopted resolutions (a) authorizing the creation of Series B Preferred Stock of the Corporation and (b) providing for the designations, preferences and relative participating, optional or other rights, and the qualifications, limitations or restrictions thereof, as follows:

SECTION 1.                  Designation of Series. The shares of such series shall be designated as the “Series B Preferred Stock” and the number of authorized shares initially constituting such series shall be eight hundred thousand (800,000) shares.

SECTION 2.                  Ranking. The Series B Preferred Stock will rank, with respect to dividend rights and rights upon Liquidation Events:

(a)	senior to the Common Stock, Series A Preferred Stock and each other class or series of Capital Stock (including without limitation, any other series of preferred stock) of the Corporation now existing or hereafter authorized, classified or reclassified, contingent equity liabilities and future equity distributions of the Corporation which do not expressly provide that such class or series ranks on a parity basis with the Series B Preferred Stock as to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation (such Capital Stock, “Junior Stock”); and

(b)	on a parity basis with each other class or series of Capital Stock of the Corporation hereafter authorized, classified or reclassified, the terms of which expressly provide that such class or series ranks on a parity basis with the Series B Preferred Stock as to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation (such Capital Stock, “Parity Stock”).

SECTION 3.                  Definitions. As used herein with respect to Series B Preferred Stock:

“Accrued Dividends” means, as of any date, with respect to any shares of Series B Preferred Stock, all dividends that have accrued on such shares pursuant to Section 4, whether or not declared, but that have not, as of such date, been paid in cash.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person, as such terms are used in and construed under Rule 405 under the Securities Act.

“Board” means the Board of Directors of the Corporation or any committee thereof duly authorized to act on behalf of such Board of Directors for the purposes in question.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York or Taiwan are authorized or required by law to remain closed.

“By-Laws” means the Amended and Restated By-Laws of the Corporation, as may be amended from time to time.

“Capital Stock” means, with respect to any Person, any and all shares of, interests in, rights to purchase, warrants to purchase, options for, participations in or other equivalents of or interests in (however designated) stock issued by such Person.

“Certificate of Designations” means this Certificate of Designation, Preferences and Rights, as may be amended from time to time.

“Certificate of Incorporation” means the Certificate of Incorporation of the Corporation, as may be amended from time to time.

“close of business” means 5:00 p.m. (New York City time).

“Common Stock” means the common stock, par value $0.001 per share, of the Corporation.

“Company” has the meaning set forth in the recitals above.

“Conversion Obligation” means the amount and kind of consideration due upon a conversion of the Series B Preferred Stock in accordance with the terms of Section 8.

“Conversion Shares” means the shares of Common Stock then issuable upon a conversion of the Series B Preferred Stock in accordance with the terms of Section 8.

“Dividend Payment Date” means each January 1, April 1, July 1 and October 1 of each year, beginning on the first such date after the first Original Issuance Date.

“Dividend Period” means the period from, and including, a Dividend Payment Date to, but excluding, the next Dividend Payment Date, except that the initial Dividend Period shall commence on, and include, the Original Issuance Date and shall end on, but exclude, the first Dividend Payment Date.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Holder” means a Person in whose name any Series B Preferred Stock is registered in the Register.

“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended.

“Junior Stock” has the meaning set forth in Section 2(a).

“Liquidation Event” means any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

“Liquidation Preference” means, with respect to any share of Series B Preferred Stock, as of any date, the Original Issuance Price increased by Accrued Dividends with respect to such share.

“NASDAQ” means The Nasdaq Capital Market (or its successor).

“Notice of Redemption” has the meaning set forth in Section 6(e)(i).

“Original Issuance Date” means, with respect to a share of Series B Preferred Stock, the dates of on which such share is issued pursuant to the Securities Purchase Agreement.

“Original Issuance Price” means, as of the Original Issuance Date, for each share of Series B Preferred Stock, a dollar amount equal to the applicable Per Share Purchase Price (as such term defined in the Securities Purchase Agreement).

“Person” means any individual, corporation, estate, partnership, joint venture, association, joint-stock company, limited liability company, trust, unincorporated organization or any other entity.

“Preferred Stock” means the preferred stock, par value $0.001, of the Corporation.

“Record Holder” means, with respect to any Dividend Payment Date, a Holder of record of the Series B Preferred Stock as such Holder appears on the stock register of the Corporation at the close of business on the related Regular Record Date.

“Redemption Date” means a date that is fixed for redemption of the Series B Preferred Stock by the Corporation in accordance with Section 6.

“Redemption Price” means the Optional Redemption Price and the Protective Redemption Price, as applicable.

“Register” means the securities register maintained in respect of the Preferred Stock by the Corporation.

“Regular Record Date” means, with respect to any Dividend Payment Date, the fifteenth day of each month preceding the month of each Dividend Payment Date, immediately preceding the applicable Dividend Payment Date, respectively. The Regular Record Dates shall apply regardless of whether a particular Regular Record Date is a Business Day.

“Securities Purchase Agreement” means that certain Securities Purchase Agreement between the Corporation and Quanta Computer Inc., dated as of September 3, 2024, as it may be amended, supplemented or otherwise modified from time to time, with respect to the issuance and sale of certain shares of Common Stock and Preferred Stock.

“Series A Preferred Stock” means the series A preferred stock, par value $0.001 per share, of the Corporation.

“Series B Preferred Stock” has the meaning set forth in Section 1.

“Subsidiary” means any Person in which the Corporation, directly or indirectly, (I) owns any of the outstanding capital stock or holds any equity or similar interest of such Person or (II) controls or operates all or any part of the business, operations or administration of such Person, and each of the foregoing, is individually referred to herein as a “Subsidiary.”

“Super Majority Holders” means Holders representing at least sixty-six and two-thirds percent (66 2/3%) of the then-issued and outstanding shares of Series B Preferred Stock.

“Tax” or “Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any governmental authority, including any interest, additions to tax or penalties applicable thereto.

“Trading Day” means a day on which the NASDAQ is open for business.

“Transfer Agent” means the Person acting as Transfer Agent, Registrar and paying agent for the Common Stock and its successors and assigns, which may be the Corporation or one of its Affiliates.

“Trigger Event” means:

(a)	failure by the Corporation to make any payment of dividends on any Dividend Payment Date or any other amounts (including, without limitation, the Liquidation Amount, the redemption prices pursuant to Section 6) as required hereunder when the same becomes due and payable, and such failure continues for thirty (30) continuous days;

(b)	the Corporation or any of its Subsidiaries materially fail to comply with any of the covenants hereunder, including failure of the Corporation to comply with its obligation to convert the Series B Preferred Stock in accordance with this Certificate of Designations upon exercise of a Holder’s conversion right, and such failure continues for thirty (30) continuous days;

(c)	the Corporation contests in writing the validity or enforceability of this Certificate of Designations or any provision herein and fails to withdraw such contestation within ten (10) days thereafter;

(d)	any change in or amendment to the laws, regulations and rules of the United States or the official interpretation or official application thereof, as a result of which a Holder’s continuance holding of the shares of Series B Preferred Stock is prohibited; or

(e)	the Corporation commences or is subject to a case or proceeding pursuant to or within the meaning of any bankruptcy or insolvency law.

SECTION 4.                  Dividends.

(a)	Rate. Holders shall be entitled to receive, and the Corporation shall pay, cumulative dividends at the rate per annum of 1.5% on the Original Issuance Price per share of Series B Preferred Stock (the “Dividend Amount”), payable in cash. No dividends upon shares of the Series B Preferred Stock shall be authorized by the Board or declared by the Corporation or paid or set apart by the Corporation at such times as such authorization, declaration, payment or setting apart for payment shall be restricted or prohibited by law. Declared dividends on the Series B Preferred Stock shall be payable quarterly on each Dividend Payment Date at such annual rate, and dividends shall accumulate from the most recent date as to which dividends shall have been paid or, if no dividends have been paid, from the Original Issuance Date, whether or not in any Dividend Period or Dividend Periods there have been funds legally available for the payment of such dividends. Declared dividends shall be payable on the relevant Dividend Payment Date to Record Holders at the close of business on the immediately preceding Regular Record Date, whether or not the shares of Series B Preferred Stock held by such Record Holders on such Regular Record Date are converted, redeemed or repurchased after such Regular Record Date. If a Dividend Payment Date is not a Business Day, payment shall be made on the next succeeding Business Day, without any interest or other payment in lieu of interest accruing with respect to this delay.

The amount of dividends payable on each share of Series B Preferred Stock for each full Dividend Period (after the initial Dividend Period) shall be computed by dividing the Dividend Amount by four. Dividends payable on the Series B Preferred Stock for the initial Dividend Period and any partial Dividend Period shall be computed based upon the number of days elapsed during such period over a 360-day year (consisting of twelve 30-day months). Accumulated dividends shall accrue interest per annum at the rate at which dividends accumulate on the Series B Preferred Stock if they are paid subsequent to the applicable Dividend Payment Date, from, and including, such Dividend Payment Date to, but excluding, the date on which such dividends shall have been paid by the Corporation, payable in cash out of funds legally available for the payment of such amounts.

Dividends on any share of Series B Preferred Stock converted to Common Stock shall cease to accumulate on the Conversion Date.

(b)	Priority of Dividends. So long as any share of the Series B Preferred Stock remains outstanding, no cash dividend or equivalent distribution shall be declared or paid on Common Stock or any other shares of Junior Stock, and no Common Stock or other Junior Stock shall be, directly or indirectly, purchased, redeemed or otherwise acquired for consideration by the Corporation or any of its Subsidiaries unless all accumulated and unpaid dividends for all preceding Dividend Periods have been declared and paid upon, or a sufficient sum of cash has been set apart for the payment of such dividends upon, all outstanding shares of Series B Preferred Stock.

When dividends on shares of Series B Preferred Stock have not been paid in full on any Dividend Payment Date or declared and a sum sufficient for payment thereof has not been set aside for the benefit of the Record Holders thereof on the applicable Regular Record Date, no dividends may be declared or paid on any Parity Stock (other than dividends or distributions in the form of Parity Stock and Junior Stock and cash solely in lieu of fractional shares in connection with such dividend or distribution) unless dividends are declared on the Series B Preferred Stock such that the respective amounts of such dividends declared on the Series B Preferred Stock and each such other class or series of Parity Stock shall bear the same ratio to each other as all accumulated and unpaid dividends per share on the shares of the Series B Preferred Stock and such class or series of Parity Stock (subject to their having been declared by the Board out of legally available funds) bear to each other, in proportion to their respective liquidation preferences; provided that any unpaid dividends will continue to accumulate.

(c)	Method of Payment of Dividends. Any declared dividend on the Series B Preferred Stock, whether or not for a current Dividend Period or any prior Dividend Period, shall be paid by the Corporation in cash.

SECTION 5.                  Liquidation Rights.

(a)	Liquidation. In the event of any Liquidation Event, the Holders shall be entitled, out of assets legally available therefor, before any distribution or payment out of the assets of the Corporation may be made to or set aside for the holders of any Junior Stock, and subject to the rights of the Corporation's existing and future creditors, to receive in full a liquidating distribution in cash and in the amount per share of Series B Preferred Stock equal to the greater of (x) the Liquidation Preference and (y) the amount the Holder would have received had such Holder, immediately prior to such Liquidation Event, converted such share of Series B Preferred Stock into Common Stock (such greater amount, the “Liquidation Amount”).

(b)	Partial Payment. If in connection with any distribution described in Section 5(a) above, the assets of the Corporation or proceeds therefrom are not sufficient to pay in full the aggregate liquidating distributions required to be paid pursuant to Section 5(a) above to all Holders, the amounts distributed to the Holders shall be paid pro rata in accordance with the respective aggregate liquidating distributions to which they would otherwise be entitled if all amounts payable thereon were paid in full.

SECTION 6.                  Redemption.

(a)	Optional Redemption. Shares of Series B Preferred Stock may be redeemed by the Corporation in accordance with this Section 6(a). At any time or from time to time on or after the Original Issuance Date, the Corporation, at its option, may redeem for cash any shares of Series B Preferred Stock at the redemption price per share of Series B Preferred Stock equal to 100% multiplied by the Liquidation Preference (the “Optional Redemption Price”), subject to Holders’ Conversion Rights.

(b)	Reserved.

(c)	Class Protective Provisions. Upon the occurrence of a Trigger Event, each Holder may, at such Holder’s election, require the Corporation to redeem for cash (the “Trigger Event Redemption”) all, but not less than all, of such Holder’s outstanding shares of Series B Preferred Stock at a purchase price per share of Series B Preferred Stock equal to 100.00% multiplied by the Liquidation Preference (the “Protective Redemption Price”); provided, however, the Corporation shall only be required to pay the Protective Redemption Price to the extent such purchase can be made out of funds legally available therefor.

(d)	Redemption Date. If the Redemption Date falls after a Regular Record Date for the payment of dividends declared on the Series B Preferred Stock before the Dividend Payment Date corresponding to that Regular Record Date, Holders at the close of business on that Regular Record Date shall be entitled to receive the dividend payable on those shares on the corresponding Dividend Payment Date. The price payable on such Redemption Date will include only the Redemption Price, but will not include any amount in respect of dividends on the Series B Preferred Stock declared and payable on such corresponding Dividend Payment Date. The Corporation shall pay in full the Redemption Price on the applicable Redemption Date.

(e)	Notice of Redemption; Notice of Trigger Event.

(i)	Notice of redemption of the Series B Preferred Stock pursuant to Section 6(a) (the “Notice of Redemption”) shall be given by facsimile, email, overnight courier or first class mail, postage prepaid, addressed to the Holders of record of the Series B Preferred Stock. Such Notice of Redemption shall be delivered to each Holder at least thirty (30) days and not more than sixty (60) days before the proposed redemption date and shall state: (1) the applicable redemption date; (2) the number of shares of Series B Preferred Stock held by the Holder and to be redeemed; (3) the applicable redemption price per share of Series B Preferred Stock; (4) the place or places where certificates for such shares of Series B Preferred Stock, if any, are to be surrendered for payment. A Notice of Redemption shall be without prejudice to a Holder’s Conversion Rights.

(ii)	Notice of the occurrence of a Trigger Event pursuant to Section 6(c) (the “Notice of Trigger Event”) shall be given by facsimile, email, overnight courier or first class mail, postage prepaid, addressed to the Holders of record of the Series B Preferred Stock. Such Notice of Trigger Event shall be mailed to each Holder as soon as practicable after the occurrence of any Trigger Event but in any case not more than five (5) Business Days after the occurrence thereof. Such Notice of Trigger Event shall state: (1) the date on which such Trigger Event occurred and the proposed redemption date; (2) the applicable redemption price per share of Series B Preferred Stock; (3) that an election form is attached or where to obtain such an election form; and (4) the date by which each such Holder shall be required to provide notice to the Corporation of its election to cause such redemption and the place or places where such Holders must send their election form along with certificates for such shares of Series B Preferred Stock, if any, are to be surrendered for payment. The date to be set by the Corporation by which each Holder shall be required to affirmatively elect to cause the Corporation to so redeem its shares of Series B Preferred Stock shall be a date no earlier than fifteen (15) days after the date such Notice of Trigger Event was delivered to all Holders, as aforesaid. If the Corporation fails to send the Notice of Trigger Event in a timely fashion, Holders representing at least ten percent (10%) of the then-issued and outstanding shares of Series B Preferred Stock may by notice in writing to the Corporation, request the Corporation to redeem all of its shares of Series B Preferred Stock. Such notice shall describe the Trigger Event that has occurred and state the proposed redemption date.

(iii)	Each Holder electing to cause the Corporation to redeem its shares of Series B Preferred Stock in accordance with Section 6(e)(ii) shall deliver its duly completed election form to the Corporation by the date and at the location as set forth in the Notice of Trigger Event. Any such election may be withdrawn and cancelled by any such Holder by further notice delivered to the Corporation no later than the Business Day prior to the specified date of redemption.

(f)	Treatment of Shares; Partial Redemption. Until a share of Series B Preferred Stock is redeemed by the payment or deposit in full of the redemption price as provided in Section 6(g), such share of Series B Preferred Stock will remain outstanding and will be entitled to all of the powers, designations, preferences and other rights provided herein. In the event that an optional redemption is effected with respect to shares of Series B Preferred Stock representing less than all shares of Series B Preferred Stock held by a Holder, promptly following such optional redemption, the Corporation shall reflect in the Register the remaining shares of Series B Preferred Stock held by such Holder.

(g)	Sufficient Funds. If the Corporation shall not have sufficient funds legally available to redeem all shares of Series B Preferred Stock required under this Section 6, the Corporation shall (i) redeem, pro rata among the Holders, a number of shares of Series B Preferred Stock with an aggregate redemption price equal to the amount legally available for the purchase of shares of Series B Preferred Stock and (ii) purchase any shares of Series B Preferred Stock not purchased because of the foregoing limitations at the applicable redemption price as soon as practicable after the Corporation is able to make such purchase out of assets legally available for the purchase of such share of Series B Preferred Stock. For the avoidance of doubt, dividends will continue to accrue on the Preferred Stock until such time as the shares of Preferred Stock are actually purchased. The inability of the Corporation (or its successor) to make a purchase payment for any reason shall not relieve the Corporation (or its successor) from its obligation to effect any required purchase when, as and if permitted by applicable law. Notwithstanding the foregoing, in the event a Holder exercises a Trigger Event Redemption pursuant to this Section 6 at a time when the Corporation is restricted or prohibited (contractually or otherwise) from redeeming some or all of the Series B Preferred Stock subject to the Trigger Event Redemption, the Corporation will use its reasonable best efforts to obtain the requisite consents to remove or obtain an exception or waiver to such restrictions or prohibition. Nothing herein shall limit a Holder's right to pursue any other remedies available to it hereunder, at law or in equity, including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Corporation's failure to comply with its obligations under this Section 6. For so long as a failure to comply with this Section 6 has occurred and is continuing, the restrictions set forth in Section 4(b) with respect to restrictions on dividends or distributions relating to Junior Stock shall apply mutatis mutandis.

(h)	With respect to any share of Series B Preferred Stock to be redeemed by the Corporation pursuant to Section 6(a) or Section 6(c) and which has been redeemed in accordance with the provisions of this Section 6, (i) such share shall no longer be deemed outstanding and (ii) all rights with respect to such share shall cease and terminate other than the rights of the Holder thereof to receive the redemption price therefor.

SECTION 7.                  Voting Rights.

(a)	General. No Holder shall be entitled to a vote on any matter submitted to a vote of stockholders of the Corporation, except as otherwise provided herein or as required by applicable law. The Holders shall be entitled to notice of any stockholders’ meeting in accordance with the Certificate of Incorporation and the Bylaws as if they were holders of record of Common Stock for such meeting.

(b)	Series B Preferred Stock Adverse Changes. So long as any shares of Series B Preferred Stock are outstanding, in addition to any other vote required by applicable law, the Corporation may not take, and may not permit any of its Subsidiaries to directly or indirectly take, any of the following actions (including by means of merger, consolidation, reorganization, recapitalization or otherwise) without the prior affirmative vote or written consent from the Super Majority Holders, voting as a separate class:

(i)	amend, alter, repeal or otherwise modify any provision of the Certificate of Incorporation (including this Certificate of Designations) in a manner that would adversely affect the powers, preferences, rights or privileges of the Series B Preferred Stock;

(ii)	authorize, create, increase the authorized amount of, or issue any class or series of Capital Stock of the Corporation or any security convertible into, or exchangeable or exercisable for any of the foregoing, or reclassify any security into, any Capital Stock of the Corporation ranking senior to or pari passu with the Series B Preferred Stock with respect to dividend rights and rights upon Liquidation Events; and

(iii)	increase or decrease the authorized number of shares of Series B Preferred Stock (except for the cancellation and retirement of shares set forth in Section 10) or issue additional shares of Series B Preferred Stock other than in connection with the transactions described in the Securities Purchase Agreement.

(c)	Each Holder of Series B Preferred Stock will have one (1) vote per share on any matter on which Holders of Series B Preferred Stock are entitled to vote separately as a class, whether at a meeting or by written consent.

(d)	Until being issued upon the conversion of the Series B Preferred Stock, the shares of Common Stock issuable upon conversion of the Series B Preferred Stock shall not be deemed to be outstanding and Holders shall have no voting rights with respect to such shares of Common Stock by virtue of holding the Series B Preferred Stock.

SECTION 8.                  Conversion Rights. The Holders shall have conversion rights as follows (the “Conversion Rights”):

(a)	Right to Convert. Each share of Series B Preferred Stock shall be convertible, at the option of the respective Holder, from time to time following the Original Issuance Date of such share (including, for the avoidance of doubt, following a Notice of Redemption is received but prior to the completion of redemption pursuant thereto), and without the payment of additional consideration by the Holder, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing (i) the Original Issuance Price increased by the Accrued Dividends by (ii) the applicable Conversion Price in effect as of the Conversion Date (such result, the “Conversion Rate”). The “Conversion Price” for each share of Series B Preferred Stock shall initially be (x) the Original Issuance Price of such share divided by (y) ten (10) and is subject to adjustment as provided in this Section 8; and the initial Conversion Rate is ten (10).

(b)	Fractional Shares. The Corporation shall not issue any fractional shares of Common Stock upon conversion of Series B Preferred Stock and in the event that any conversion of the shares of Series B Preferred Stock would result in the issuance of a fractional share, the number of shares of Common Stock issued or issuable to such Holder shall be rounded up to the nearest whole share of Common Stock. Whether or not there will be fractional shares upon such conversion shall be determined on the basis of the total number of shares of Series B Preferred Stock the Holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable to such Holder upon such conversion.

(c)	Procedures for Conversion; Effect of Conversion.

(i)	Procedures for Holder Conversion. Holders shall effect conversions by providing the Corporation with a written notice of conversion (a “Notice of Conversion”) delivered in accordance with Section 13 on any Business Day. Each Notice of Conversion shall specify the number of shares of Series B Preferred Stock to be converted and the date on which such conversion is to be effected, which date may not be prior to the date the applicable Holder delivers in writing (including by facsimile or email) such Notice of Conversion to the Corporation (such date, the “Conversion Date”). If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion to the Corporation is deemed delivered hereunder. To effect conversions of shares of Series B Preferred Stock in certificated form, a Holder shall not be required to surrender the certificate(s) representing the shares of Series B Preferred Stock to the Corporation unless all of the shares of Series B Preferred Stock represented thereby are so converted, in which case such Holder shall deliver the certificate representing such shares of Series B Preferred Stock promptly following the Conversion Date at issue.

The shares of Common Stock shall be deemed to have been issued, and the Holder or any other Person so designated to be deemed to have become a holder of record of such shares for all purposes, as of the close of business on the Conversion Date. Not later than 10:00 am (New York City time) on the second Trading Day after each Conversion Date if shares are to be delivered in book-entry form or within five (5) Business Days otherwise (the “Share Delivery Date”), the Corporation shall deliver, or cause to be delivered (through the facilities of DTC and the Transfer Agent or in certificated form, as applicable), to the converting Holder the number of shares of Common Stock being acquired upon the conversion of the Series B Preferred Stock. If, in the case of any Notice of Conversion, such shares of Common Stock are not delivered to the applicable Holder or as directed by the applicable Holder by the Share Delivery Date, the Holder shall be entitled to elect by written notice to the Corporation in accordance with Section 13 at any time on or before its receipt of such shares of Common Stock, to rescind such conversion, in which event the Corporation shall promptly return to the Holder any original Series B Convertible Stock certificate delivered to the Corporation.

In the event that a conversion is effected pursuant to this Section 8 with respect to shares of Series B Preferred Stock representing less than all the shares of Series B Preferred Stock held by a Holder, upon such conversion the Corporation shall execute and instruct the Registrar (if applicable) to countersign and deliver to the Holder thereof, at the expense of the Corporation, a certificate evidencing the shares of Series B Preferred Stock as to which conversion was not effected, or, if the Series B Preferred Stock is held in book-entry form, the Corporation shall or shall cause the Registrar, if applicable, to reduce the number of shares of Series B Preferred Stock by making a notation.

(ii)	All shares of Series B Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares, including the rights, shall immediately cease and terminate at the time of conversion, except only the right of the Holders thereof to receive shares of Common Stock in exchange therefor.

(d)	Reservation of Stock. The Corporation shall, at all times when any shares of Series B Preferred Stock are outstanding, reserve and keep available out of its authorized but unissued shares of Capital Stock, solely for the purpose of issuance upon the conversion of the Series B Preferred Stock, for each share of then outstanding Series B Preferred Stock, the number of shares of Common Stock issuable upon the conversion thereof pursuant to Section 8(a) based on the then applicable Conversion Price (taking into account any adjustment to such number of shares so issuable in accordance with Section 8(f) hereof). In the event that any such reservation of shares shall be determined by the Corporation to be insufficient in light of the circumstances, the Corporation shall promptly adjust such reservation amount. In the event that the Corporation would be required to reserve Common Stock in excess of its authorized Common Stock, the Corporation shall use its best efforts to increase its number of authorized shares of Common Stock as necessary to satisfy its obligations under this Certificate of Designations as promptly as reasonably practicable. The Corporation shall take all such actions as may be necessary to assure that all such shares of Common Stock may be so issued without violation of any applicable law or governmental regulation and shall use commercially reasonable efforts to take all such actions as may be necessary to assure that all such shares of Common Stock may be so issued without violation of any requirements of any securities exchange upon which shares of Common Stock may be listed (except for official notice of issuance which shall be immediately delivered by the Corporation upon each such issuance). The Corporation shall not close its books against the transfer of any of its Capital Stock in any manner which would prevent the timely conversion of the shares of Series B Preferred Stock.

(e)	No Charge or Payment. The issuance of certificates for shares of Common Stock upon conversion of shares of Series B Preferred Stock pursuant to this Certificate of Designations shall be made without payment of additional consideration by, or other charge, cost or tax to, the Holder in respect thereof. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series B Preferred Stock pursuant to this Certificate of Designations.

(f)	Adjustment to Conversion Price and Number of Conversion Shares. The Conversion Price shall be adjusted from time to time by the Corporation if any of the following events occur:

(i)	Adjustment for Share Splits and Combinations. If the Corporation shall at any time, or from time to time after the Original Issuance Date, effect a subdivision of the outstanding Common Stock, the applicable Conversion Price in effect immediately prior to such subdivision shall be proportionately decreased. Conversely, if the Corporation shall at any time, or from time to time after the Original Issuance Date, combine the outstanding Common Stock into a smaller number of shares, the applicable Conversion Price in effect immediately prior to the combination shall be proportionately increased. Any adjustment under this paragraph shall become effective at the close of business on the date the subdivision or combination becomes effective.

(ii)	Adjustment for Common Stock Dividends and Distributions. If the Corporation makes (or fixes a record date for the determination of holders of Common Stock entitled to receive) a dividend or other distribution solely to the holders of Common Stock payable in Common Stock after the Original Issuance Date, the applicable Conversion Price then in effect shall be decreased as of the time of such issuance (or in the event such record date is fixed, as of the close of business on such record date) by multiplying the applicable Conversion Price then in effect by a fraction (i) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and (ii) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of Common Stock issuable in payment of such dividend or distribution.

(iii)	Adjustments for Other Dividends. If the Corporation at any time, or from time to time after the Original Issuance Date, makes (or fixes a record date for the determination of holders of Common Stock entitled to receive) a dividend or other distribution payable in securities of the Corporation other than Common Stock, then, and in each such event, provision shall be made so that, upon conversion of any Series B Preferred Stock thereafter, the holder thereof shall receive, in addition to the number of Common Stock issuable thereon, the amount of securities of the Corporation which the holder of such Series B Preferred Stock would have received had the Series B Preferred Stock been converted into Common Stock immediately prior to such event, all subject to further adjustment as provided herein.

(g)	Certificate as to Adjustment.

(i)	Promptly following any adjustment of the Conversion Price, the Corporation shall furnish to each Holder at the address specified for such Holder in the books and records of the Corporation (or at such other address as may be provided to the Corporation in writing by such Holder, which may be an electronic mail address) a certificate of an officer of the Corporation setting forth in reasonable detail such adjustment and the facts upon which it is based and certifying the calculation thereof.

(ii)	As promptly as reasonably practicable following the receipt by the Corporation of a written request by any Holder, but in any event not later than thirty (30) days thereafter, the Corporation shall furnish to such Holder a certificate of an officer of the Corporation certifying the Conversion Price then in effect and the number of Conversion Shares or the amount, if any, of other shares of stock, securities or assets then issuable to such Holder upon conversion of the shares of Series B Preferred Stock held by such Holder.

(h)	Notices. In the event that the Corporation shall take a record of the holders of its Common Stock (or other Capital Stock or securities at the time issuable upon conversion of the Series B Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, to vote at a meeting (or by written consent), to receive any right to subscribe for or purchase any shares of Capital Stock of any class or any other securities, or to receive any other security, then, unless the Corporation has previously publicly announced such information (including through filing such information with the SEC), the Corporation shall send or cause to be sent to each at the address specified for such Holder in the books and records of the Corporation (or at such other address as may be provided to the Corporation in writing by such Holder, which may be an electronic mail address) at least ten (10) calendar days prior to the applicable record date, the record date for such dividend, distribution, meeting or consent or other right or action, and a description of such dividend, distribution or other right or action to be taken at such meeting or by written consent.

SECTION 9.                  Reorganization Events.

(a)	In the case of:

(i)	any recapitalization, reclassification or change of the Common Stock (other than changes resulting from a subdivision or combination),

(ii)	any consolidation, merger, combination or similar transaction involving the Corporation,

(iii)	any sale, lease or other transfer to a third party of the consolidated assets of the Corporation and the Corporation’s Subsidiaries substantially as an entirety or

(iv)	any statutory share exchange,

in each case, as a result of which the Common Stock would be converted into, or exchanged for, stock, other securities, other property or assets (including cash or any combination thereof) (any such event, a “Reorganization Event”), then, at and after the effective time of such Reorganization Event, the right to convert each share of Series B Preferred Stock at the Conversion Rate shall be changed into a right to convert such share into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of shares of Common Stock equal to the Conversion Rate immediately prior to such Reorganization Event would have owned or been entitled to receive (the “Reference Property,” with each “unit of Reference Property” meaning the kind and amount of Reference Property that a holder of one share of Common Stock is entitled to receive) upon such Reorganization Event; provided, however, that at and after the effective time of the Reorganization Event (A) any amount payable in cash upon redemption, conversion, or repurchase of the Series B Preferred Stock in accordance with the provisions hereof this Certificate of Designations shall continue to be payable in cash as determined pursuant to the applicable provisions hereof, (B) any shares of Common Stock that the Corporation would have been required to deliver upon redemption, conversion, or repurchase of the Series B Preferred Stock in accordance with the applicable provisions hereof, shall instead be deliverable in the amount and type of Reference Property that a holder of that number of shares of Common Stock would have been entitled to receive in such Reorganization Event.

(b)	If the Reorganization Event causes the Common Stock to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election), then (i) the Reference Property into which the Series B Preferred Stock will be convertible or with which the Corporation may satisfy its obligation with respect to any Redemption Price, shall be deemed to be (x) the weighted average of the types and amounts of consideration received by the holders of Common Stock that affirmatively make such an election or (y) if no holders of Common Stock affirmatively make such an election, the types and amounts of consideration actually received by the holders of Common Stock, and (ii) the unit of Reference Property for purposes of the immediately preceding paragraph shall refer to the consideration referred to in clause (i) attributable to one share of Common Stock. If the holders of the Common Stock receive only cash in such Reorganization Event, then for all conversions for which the relevant Conversion Date occurs after the effective date of such Reorganization Event (A) the consideration due upon conversion of share of Series B Preferred Stock shall be solely cash in an amount equal to the greater of (x) the Liquidation Preference per share and (y) the Conversion Rate in effect on the Conversion Date, multiplied by the price paid per share of Common Stock in such Reorganization Event and (B) the Corporation shall satisfy the Conversion Obligation by paying cash to converting Holders on the third Business Day immediately following the relevant Conversion Date. The Corporation shall notify Holders of such weighted average as soon as practicable after such determination is made.

(c)	The above provisions of this Section shall similarly apply to successive Reorganization Events and the provisions of this Section shall apply to any Reference Property.

(d)	The Corporation (or any successor thereto) shall, as soon as reasonably practicable (but in any event within 20 calendar days) after the occurrence of any Reorganization Event, provide written notice to the Holders of such occurrence and of the kind and amount of the stock, other securities, other property or assets that constitute the Reference Property. Failure to deliver such notice shall not affect the operation of this Section 9.

(e)	The Corporation shall not enter into or consummate any transaction or become a party to any agreement, in each case, with respect to any transaction that would constitute a Reorganization Event unless its terms are consistent with the provisions of Section 9(a).

SECTION 10.              Status of Shares. Shares of Series B Preferred Stock that have been issued and reacquired in any manner, whether by redemption, repurchase or otherwise, shall thereupon be retired and shall have the status of authorized and unissued shares of preferred stock of the Corporation undesignated as to series, and may be redesignated as any series of preferred stock of the Corporation and reissued.

SECTION 11.                No Sinking Fund. Shares of Series B Preferred Stock shall not be subject to or entitled to the operation of a retirement or sinking fund.

SECTION 12.                Taxes; Transfer Taxes. The Corporation shall pay any and all stock transfer, documentary, stamp and similar taxes that may be payable in respect of any issuance or delivery of shares of Series B Preferred Stock or other securities issued on account of Series B Preferred Stock pursuant hereto or certificates representing such shares or securities. The Corporation shall not, however, be required to pay any such tax that may be payable in respect of any transfer involved in the issuance or delivery of shares of Series B Preferred Stock or other securities in a name other than the name in which the shares of Series B Preferred Stock with respect to which such shares or other securities are issued or delivered were registered, or in respect of any payment to any Person other than a payment to the registered holder thereof, and shall not be required to make any such issuance, delivery or payment, unless and until the Person otherwise entitled to such issuance, delivery or payment has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid or is not payable. All payments and distributions (or deemed distributions) on the shares of Series B Preferred Stock shall be subject to withholding and backup withholding of taxes to the extent required by law, subject to applicable exemptions, and amounts withheld, if any, shall be treated as received by the Holders.

SECTION 13.                Notices. Any notices, consents, waivers or other communications required or permitted to be given must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party) or electronic mail (provided that such sent email is kept on file (whether electronically or otherwise) by the sending party and the sending party does not receive an automatically generated message from the recipient’s email server that such e-mail could not be delivered to such recipient); or (iii) one (1) Business Day after deposit with an overnight courier service with next day delivery specified, in each case, properly addressed to the party to receive the same. The addresses, facsimile numbers and e-mail addresses for such communications shall be (a) if to the Corporation, to its office at 25 Hendrix Road, West Henrietta, New York 14586, Telephone: 585-359-5900, Attention: General Counsel, E-Mail: Legal@vuzix.com; (b) if to any Holder, at such address specified for such Holder in the books and records of the Corporation (or at such other address as may be provided to the Corporation in writing by such Holder, which may be an electronic mail address); or (c) to such other address as the Corporation or any such Holder, as the case may be, shall have designated by notice similarly given.

SECTION 14.                Facts Ascertainable. When the terms of this Certificate of Designations refer to a specific agreement or other document to determine the meaning or operation of a provision hereof, the Secretary of the Corporation shall maintain a copy of such agreement or document at the principal executive offices of the Corporation and a copy thereof shall be provided free of charge to any Holder who makes a request therefor. The Secretary of the Corporation shall also maintain a written record of the Original Issuance Date, the number of shares of Series B Preferred Stock issued to a Holder and shall furnish such written record free of charge to any Holder who makes a request therefor.

SECTION 15.                Waiver. Notwithstanding any provision in this Certificate of Designations to the contrary, any provision contained herein and any right of the Holders of Series B Preferred Stock granted hereunder may be waived as to all shares of Series B Preferred Stock (and the Holders thereof) upon the written consent of the Super Majority Holders.

SECTION 16.                Severability. If any term of the Series B Preferred Stock set forth herein is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other terms set forth herein, which can be given effect without the invalid, unlawful or unenforceable term will, nevertheless, remain in full force and effect, and no term herein set forth will be deemed dependent upon any other such term, unless so expressed herein.

SECTION 17.                No Preemptive Rights. The Holders shall have no preemptive or preferential rights to purchase or subscribe for any stock, obligations, warrants or other securities of the Corporation of any class or series.

SECTION 18.                No Other Rights. The Series B Preferred Stock will have no rights, preferences, privileges or voting powers or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, except as provided in this Certificate of Designations or the Certificate of Incorporation or as provided by applicable law.

SECTION 19.                Stock Certificates.

(a)	Shares of Series B Preferred Stock shall, if expressly requested by the Holder, initially be represented by stock certificates, and shall otherwise be issued in book entry form.

(b)	Stock certificates representing shares of the Series B Preferred Stock shall be signed by officers of the Company in accordance with the Bylaws and applicable Delaware law, by manual or facsimile signature.

SECTION 20.                Replacement Certificates. If physical certificates are issued, and any of the Series B Preferred Stock certificates shall be mutilated, lost, stolen or destroyed, the Corporation shall, at the expense of the Holder, issue, in exchange and in substitution for and upon cancellation of the mutilated Series B Preferred Stock certificate, or in lieu of and substitution for the Series B Preferred Stock certificate lost, stolen or destroyed, a new Series B Preferred Stock certificate of like tenor and representing an equivalent Liquidation Preference of shares of Series B Preferred Stock, but only upon receipt of evidence of such loss, theft or destruction of such Series B Preferred Stock certificate and indemnity, if requested, reasonably satisfactory to the Corporation.

SECTION 21.                Rule 144A. At any time the Corporation is not subject to the reporting requirements under Section 13 or 15(d) of the Exchange Act, the Corporation shall, upon written request, furnish to any Holder, beneficial owner or prospective purchaser of the Series B Preferred Stock, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act of 1933, as amended (the “Securities Act”), to facilitate the resale of such Series B Preferred Stock pursuant to Rule 144A under the Securities Act. The Corporation shall take such further action as any such beneficial owner may reasonably request to the extent required from time to time to enable such beneficial Holder to sell such Series B Preferred Stock in accordance with Rule 144A under the Securities Act, as such rule may be amended from time to time.

SECTION 22.                Miscellaneous. The Liquidation Preference and the Dividend Amount each shall be subject to equitable adjustment whenever there shall occur a stock split, combination, reclassification or other similar event involving the Series B Preferred Stock. Such adjustments shall be determined in good faith by the Corporation.

[Signature page follows.]

IN WITNESS WHEREOF the undersigned has signed this Certificate of Designation this 3rd day of September, 2024.

Vuzix Corporation

By:	/s/ Paul Travers
Name: Paul Travers
Title: Chief Executive Officer

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